Exhibit 99.21

CREAM MINERALS LTD.
(the "Company")
Suite 1400, 570 Granville Street
Vancouver, British Columbia  V6C 3P1
Telephone:  604-687-4622
Fax:  604-687-4212

INFORMATION CIRCULAR
(As at May 20, 2011, except as indicated)

The Company is providing this Information Circular and a form of proxy in connection with management's solicitation of proxies for use at the annual general and special meeting (the "Meeting") of the Company to be held on Thursday, June 23, 2011 and at any adjournments.  Unless the context otherwise requires, when we refer in this Information Circular to the Company, its subsidiaries are also included.  The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact.  The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy.  The persons whose names are printed in the enclosed form of proxy are officers or directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as: a brokerage firm through which they purchased the shares; a bank, trust company, trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or a clearing agency such as The Canadian Depository for Securities Limited (a "Nominee").  If you purchased your shares through a broker, you are likely a non-registered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the form of proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting.  Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder.  The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your shares are voted at the Meeting.

If you are a non-registered holder and wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided.  Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non-objecting beneficial owners".  These securityholder materials are being sent to both registered and non-registered holders.  If you are a non-registered holder, and the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf.  By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date.  The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-registered holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue unlimited common shares without par value (the "shares"), of which 152,062,916 shares are issued and outstanding as of the close of business on May 20, 2011.  Persons who are registered shareholders at the close of business on May 20, 2011 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held.  The Company has only one class of shares.

To the knowledge of the directors and executive officers of the Company, no person beneficially owns, or controls or directs, directly or indirectly, shares carrying 10% or more of the voting rights attached to all shares of the Company, except the following:

Name	Number of Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly	Percentage of Outstanding Shares
Frank A. Lang	23,915,951(1)	15.73
Pinetree Resource Partnership(2)	20,500,000	13.48
Sprott Asset Management L.P. (2)	24,500,000(3)	16.11

(1)

Of these, 5,371,204 shares are held by Dauntless Developments Ltd. and 3,383,403 shares are held by Lang Mining Corporation, each a private company controlled by Frank A. Lang.

(2)

The beneficial owners of these shares are not known.

(3)

Information provided to the Company as of December 31, 2010.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are elected or appointed.  In the absence of instructions to the contrary, the enclosed proxy will be voted by the Management Proxyholders for the nominees of management herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at seven (7).

The Company's board of directors (the "Board") has an Audit Committee and also a Corporate Governance and Compensation Committee, the members of which are set out below.  The Company does not have an executive committee.

Management of the Company proposes to nominate each of the following persons for election as a director.  Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position	Principal Occupation or Employment and, if not a Previously Elected Director, Occupation During the Past 5 Years	Previous Service as a Director	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly(1)
MICHAEL E. O'CONNOR British Columbia, Canada President, CEO and director	President and CEO of the Company since October 2, 2008; investor relations for various public companies in the mining industry	Served as a director since October 2009	500,000 (2)
SARGENT H. BERNER(3)(4) British Columbia, Canada Director	Businessman	Served as a director since 1987	298,500
FERDINAND HOLCAPEK Durango, Mexico Director	Sole Administrator and Director General of Cream Minerals de Mexico, S.A. de C.V.	Served as a director since October 2001	3,450,937
GERALD M. FELDMAN(3)(4) British Columbia, Canada Director	CFO of Pinetree Capital Ltd., Mega Uranium Ltd., Brownstone Energy Inc., and a partner in DNTW Chartered Accounts LLP	Served as a director since December 2010	Nil
ROBIN M. MERRIFIELD(3)(4) British Columbia, Canada Director	Executive Vice President and CFO, Uranium One Inc.; Chartered Accountant providing financial and general management consulting services internationally and locally to the mining industry	Served as a director since September 2004	Nil
RONALD LANG	Businessman and consultant to companies in the junior resource sector	Served as a director from 1989 to 2005	2,055,381(6)(7)
CHRISTOPHER HEBB(5)

President and CEO of Cavell Capital Corporation, a Vancouver-based investment management company.  Mr. Hebb's career includes substantial experience at a senior management level in investment management, expansion capital, private client wealth management, diamond exploration, consumer products, real estate development, steel manufacturing and fabrication, coal mining, and oil and gas exploration and production

		N/A	Nil

(1)

Shares beneficially owned, controlled or directed, directly or indirectly, as at May 20, 2011, based upon information furnished to the Company by individual directors.  Unless otherwise indicated, such shares are held directly.

(2)

Of these, 200,000 are held by Michael O'Connor's spouse and controlled by Michael O'Connor.

(3)

Member of the Audit Committee.

(4)

Member of the Corporate Governance and Compensation Committee.

(5)

The Board intends to appoint Mr. Hebb as the Chairman of the Board following the Meeting.

(6)

Of these, 100,000 shares are held by Ronald Lang's spouse and controlled by Ronald Lang.

(7)

Of these, 286,140 shares are held by Ronald Lang's grandson and are controlled by Ronald Lang.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

To the knowledge of the Company, no proposed director:

(a)

is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer ("CEO") or chief financial officer ("CFO") of any company (including the Company) that:

(i)

was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO of such company but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or

(b)

is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Compensation and Corporate Governance Committee (the "Compensation Committee") of the Board is responsible for adopting appropriate procedures for executive compensation and making recommendations to the Board with respect to the compensation of the Company's executive officers.  The Compensation Committee aims to ensure that total compensation paid to all NEOs is fair and reasonable and is consistent with the Company's compensation philosophy.

The Compensation Committee is also responsible for recommending compensation for the directors and granting stock options to the directors, officers and employees of, and consultants to, the Company pursuant to the Company's stock option plan (the "Plan").

The independent members of the Compensation Committee are Sargent H. Berner, Robin M. Merrifield and Gerald M. Feldman.  The Board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation.

Philosophy

The philosophy of the Company in determining compensation is that the compensation should:  (i) reflect the Company's current state of development; (ii) reflect the Company's performance; (iii) reflect individual performance; (iv) align the interests of executives with those of the shareholders; (v) assist the Company in retaining key individuals; and (vi) reflect the Company's overall financial status.

Compensation Components

The compensation of the NEOs comprises primarily:  (i) base salary; and (ii) long-term incentive in the form of stock options granted in accordance with the Plan.

In establishing levels of compensation and granting stock options, the comparable levels of remuneration paid to NEOs of other companies of comparable size and development within the mining exploration and development industry are considered. In establishing NEO remuneration and the granting of stock options, the Company identified three companies which would comprise the benchmark group, consisting of companies about which the Company was knowledgeable, so as to more accurately assess the components of the benchmark in relation to such companies.  The components of the benchmark are: market capitalization; number of properties owned or optioned; property activity levels; number of jurisdictions in which the Company is operating; number of employees; condition of balance sheets; compensation and option plans; and planned activities for calendar 2011.  The companies in the benchmark group are at similar stages of development as the Company, and with exploration plans of a similar magnitude in 2011 as those of the Company.  The companies in the benchmark group are Sultan Minerals Inc., Acrex Ventures Ltd. and ValGold Resources Ltd.  The Company did not grant incentive stock options in 2010 and consequently increased incentive option grants for 2011 to fairly compensate employees for 2010 and 2011.

The Compensation Committee also relies on the experience of its members as officers and directors of other companies in similar lines of business as the Company in assessing compensation levels.  Certain of these other companies are identified in Schedule "A" of this Information Circular.  The purpose of this process is to:

●

understand the competitiveness of current pay levels for each executive position relative to companies with similar business characteristics;

●

identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and

●

establish a basis for developing salary adjustments and short-term and long-term incentive awards for approval of the Compensation Committee.

To date, no specific formulas have been developed to assign a specific weighting to each of these components. Instead, the independent directors consider the Company's performance and determine compensation based on this assessment and the recommendations of the Compensation Committee.

Base Salary

The Compensation Committee and the independent directors approve the salary ranges for the NEOs.  The base salary review for each NEO is based on assessment of factors such as current competitive market conditions, compensation levels within the peer group and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual.  The Compensation Committee, using this information, together with budgetary guidelines and other internally generated planning and forecasting tools, performs an annual assessment of the compensation of all executive and employee compensation levels.

Stock Option Plan

The Board has established the Plan, which became effective on September 19, 2008, in accordance with the policies of the TSX Venture Exchange (the "Exchange").  The purpose of the Plan is to attract and motivate the directors, officers and employees of the Company (and any of its subsidiaries), employees of any corporation that provides management services and consultants to the Company (collectively the "Optionees") and thereby advance the Company's interests by providing them an opportunity to acquire an equity interest in the Company through the exercise of stock options granted to them under the Plan.

The Plan provides that the directors, or a special committee of directors appointed by the Board, may grant options to purchase shares on the terms that the directors may determine, within the limitations of the Plan.

The principal terms of the Plan are as follows:

1.

the total number of shares issuable pursuant to the Plan shall not exceed 10% of the outstanding Shares from time to time;

2.

the number of shares reserved for issuance, within a one-year period, to any one Optionee shall not exceed 5% of the outstanding shares at the time of grant;

3.

the aggregate number of shares reserved for issuance, within a one-year period to any one consultant of the Company may not exceed 2% of the outstanding shares at the time of grant;

4.

the aggregate number of shares reserved for issuance, within a one-year period to persons employed to provide investor relations activities may not exceed 2% of the outstanding shares at the time of the grant;

5.

the maximum number of shares reserved for issuance pursuant to Options granted to insiders of the Company at any time may not exceed 10% of the number of outstanding shares at the time of the grant;

6.

the options granted will have a maximum term of 10 years from the date of grant;

7.

options are non-assignable and non-transferable; and

8.

if an Optionee ceases to be employed by or ceases to act as a director or officer of the Company or a subsidiary of the Company, any option held by such Optionee may be exercised within 90 days (or 30 days in the case of an Optionee engaged in investor relations activities) after the date such Optionee ceases to be employed by the Company or ceases to act as a director or officer, as the case may be.

The Board has approved the adoption of a new 10% rolling stock option (the "New Plan") on the same terms as described above, but including a number of features not previously included in the existing Plan.  Please see the section below "Particulars of Other Matters to be Acted Upon – Adoption of New Stock Option Plan" for further information and a description of the features of the New Plan.

All options granted to NEOs are recommended by the Compensation Committee and approved by the Board.  In monitoring option grants, the Compensation Committee takes into account the level of options granted by comparable companies for similar levels of responsibility and considers each NEO or employee based on reports received from management, its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value.  The Compensation Committee also takes in to account previous grants of options-based awards when considering new grants.

In addition to determining the number of options to be granted pursuant to the methodology outlined above, the Compensation Committee also makes the following determinations subject to, and in accordance with, the provision of the Plan:

●

the exercise price for each option granted;

●

the date on which each option is granted;

●

the vesting terms for each option; and

●

the other material terms and conditions of each option grant.

Option-based awards

The Plan has been and will be used to provide stock options which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Company.  In determining the number of options to be granted to the executive officers, the Board takes into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the Exchange, and closely align the interests of the executive officers with the interests of shareholders.

The Compensation Committee has the responsibility to administer the compensation policies related to the executive management of the Company, including option-based awards.

Summary Compensation Table

The following table (presented in accordance with Form 51-102F6, Statement of Executive Compensation, which came into force on December 31, 2008 ("Form 51-102F6")) sets forth all direct and indirect compensation for or in connection with services in all capacities to the Company and any of its subsidiaries for the three most recently completed financial years of the Company (to the extent required by Form 51-102F6) in respect of each of the individuals comprised of each Chief Executive Officer and the Chief Financial Officer who acted in such capacity for all or any portion of the most recently completed financial year, and each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity (other than the Chief Executive Officer and the Chief Financial Officer), as at October 31, 2010 whose total compensation was, individually, more than $150,000 for the financial year and any individual who would have satisfied these criteria but for the fact that individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year (collectively, the "Named Executive Officers" or "NEOs").

NEO Name and Principal Position	Year(1)	Salary ($)	Share-Based Awards ($)	Option-Based Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compen-sation ($)	Total Compen-sation ($)
					Annual Incentive Plans	Long-term Incentive Plans
Frank A. Lang(3) Chairman	2011	Nil	N/A	122,984	N/A	N/A	N/A	Nil	122,984
	2010	Nil	N/A	Nil	N/A	N/A	N/A	Nil	Nil
	2009	Nil	N/A	12,000	N/A	N/A	N/A	90,000(4)(5)	102,000
Michael E. O'Connor(6) President and CEO	2011	180,000	N/A	307,459	N/A	N/A	N/A	110,000(5)	597,459
	2010	110,000(7)	N/A	Nil	N/A	N/A	N/A	5,248	115,248
	2009	55,000(7)(8)	N/A	120,000	N/A	N/A	N/A	Nil	175,000
Shannon M. Ross CFO and Corporate Secretary	2011	55,411	N/A	Nil	N/A	N/A	N/A	Nil	55,411
	2010	30,062(7)(9)	N/A	Nil	N/A	N/A	N/A	1,234(5)	31,296
	2009	71,427(7)	N/A	9,240	N/A	N/A	N/A	2,374(5)	83,041

(1)

Financial years ended March 31, 2009, March 31, 2010 and March 31, 2011, respectively.

(2)

The "grant date fair value" of options granted during the year is determined by using the Black-Scholes model, as described below, and the following assumptions:  stock price - $0.38, exercise price - $0.38, an option life of 3.1 years, a risk-free interest rate of 2.2% and a volatility of 146.78%. Please see the table under "Incentive Plan Awards" for the 'in-the-money' value of these options on March 31, 2010 and 2011.

(3)

Mr. Lang resigned as President and CEO of the Company and assumed the position as Chairman of the Company on October 7, 2009.  Mr. Lang will not be standing for re-election at the Meeting.

(4)

Management fees that are payable to Lang Mining Corporation, a private company controlled by Mr. Lang. (See "Management Contracts" below).  Of this amount, $60,000 is payable for Mr. Lang's services as the former President and CEO of the Company, and $30,000 for fees paid to December 31, 2008.

(5)

Includes any health, dental, parking, group plan insurance benefits and professional fees paid by the Company on behalf of the NEO.

(6)

Mr. O'Connor was appointed President and CEO of the Company on October 7, 2009.

(7)

Represents salary paid through Quorum Management and Administrative Services Inc.

(8)

Of this amount, $55,000 was unpaid as at March 31, 2010.

(9)

Of this amount, $90,000 was unpaid as at March 31, 2010.

Incentive Plan Awards

The Company does not have any incentive plans pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the Named Executive Officers, nor any share-based award plan under which equity-based instruments that do not have option-like features can be issued.

The Company has the Plan, pursuant to which stock options may be granted to officers, directors, employees and service providers of the Company.  See "Stock Option Plan" above.

Outstanding Option-Based Awards

The following table sets forth option-based awards made to each of the Named Executive Officers and outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year:

	Option-based Awards				Share-based Awards(3)
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price ($)	Expiry Date	Value of Unexercised in-the money Options(2) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-based Payments that have not Vested ($)
Frank A. Lang(1)	270,000	0.50	April 16, 2012	Nil	N/A	N/A
	100,000	0.12	February 12, 2014	25,000	N/A	N/A
	400,000	0.38	March 4, 2016	Nil	N/A	N/A
Michael E. O'Connor	1,000,000	0.12	February 12, 2014	250,000	N/A	N/A
	1,000,000	0.38	March 4, 2016	Nil	N/A	N/A
Shannon M. Ross	180,000	0.50	April 16, 2012	Nil	N/A	N/A

(1)

Mr. Lang will not be standing for re-election at the Meeting.

(2)

This amount is calculated based on the difference between the market value of the shares underlying the options at March 31, 2011, the end of the most recently completed financial year, which was $0.37, and the exercise price of the options.

(3)

The Company does not have incentive plan awards other than option-based awards.

Value Vested Or Earned During The Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended March 31, 2011, for each NEO:

Name	Option-based Awards – Value Vested During the Year(2) ($)	Share-based Awards – Value Vested During the Year ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year(3) ($)
Frank A. Lang(1)	122,984(3)	N/A	N/A
Michael E. O'Connor	307,459(3)	N/A	N/A
Shannon M. Ross	Nil(3)	N/A	N/A

(1)

Mr. Lang will not be standing for re-election at the Meeting.

(2)

The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.

(3)

The Company does not have incentive plan awards in place other than option-based awards.

Pension Plan Benefits

The Company does not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement.

Termination and Change of Control Benefits

The Company does not have in place with its directors and officers agreements that provide for payment of severance in lieu of notice in the event of termination or deemed termination or failure to renew their respective employment contracts except as described below.

The employment agreement of Michael E. O'Connor, President and CEO of the Company, provides that the Company may terminate such employment without cause upon written notice thereof stating the effective date of such termination (the "Termination Date").  In such event, the Company would be obligated to provide Mr. O'Connor with (i) payment of any accrued salary, vacation and bonuses owing but unpaid up to the Termination Date; (ii) payment in the amount equal to one year's salary and one times the average of his annual bonus, if any, calculated as the average of  the annual bonus paid to Mr. O'Connor for the three years prior to the Termination Date; (iii) maintenance of Mr. O'Connor's participation in employee benefit programs other than disability insurance coverage until the earlier of Mr. O'Connor securing comparable alternate benefits and the expiry of one year following the Termination Date; and (iv) all previously unvested options granted to Mr. O'Connor which have not vested shall be deemed to vest on the Termination Date and remain exercisable until the earlier of their expiration date and one year from the Termination Date (collectively, the "Severance").  In the event of a change of control, which includes the acquisition, directly or indirectly, by any person of shares which constitutes in the aggregate 50% or more of the outstanding shares, Mr. O'Connor may resign on one month's written notice within six months of the completion of the Change of Control and receive the Severance.

The Company is a party to a shareholder and operating agreement dated August 3, 2001 (the "Services Agreement") pursuant to which Quorum Management and Administrative Services Inc. ("Quorum"), a private company held jointly by the Company and other public companies, provides management, administrative, geological and other services on a full cost recovery basis.  In the event of a withdrawal by the Company from the Services Agreement, the Company would be obligated to pay Quorum a termination fee of approximately $200,000 in recognition of the obligations assumed, assets acquired and commitments entered into with third parties by Quorum in order to provide services to the Company under the Services Agreement.

Director Compensation

The following table sets out all amounts of compensation provided to the directors who are not also Named Executive Officers for the Company's most recently completed financial year:

Name	Fees Earned ($)	Share-based Awards ($)	Option-based Awards ($)	Non-equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Ferdinand Holcapek	Nil	Nil	245,967	Nil	Nil	120,000(1)	365,967
Robin Merrifield	10,000	Nil	122,984	Nil	Nil	Nil	132,894
Sargent H. Berner	7,500	Nil	122,984	Nil	Nil	30,000(2)	160,484
Gerald M. Feldman	Nil	Nil	122,984	Nil	Nil	Nil	122,984
C. Douglas Lang(3)	10,000	Nil	Nil	Nil	Nil	Nil	10,000
Arthur G. Troup(4)	5,000	Nil	Nil	Nil	Nil	Nil	5,000

(1)

Fees have been paid or accrued at a rate of US$10,000 per month (including related taxes) for consulting fees, administrative and geological services.

(2)

Consulting fees were paid to Kent Avenue Consulting Ltd., a private company controlled by Mr. Berner.

(3)

Mr. Lang resigned from the Board on November 9, 2010.

(4)

Mr. Troup resigned from the Board on November 8, 2010.

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular.

Incentive Plan Awards - Outstanding Option-Based Awards

The Company does not have an incentive plan pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded to directors.

The Company's Plan provides for the granting of incentive stock options to the officers, employees and directors. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders.  See "Stock Option Plan" above and "Particulars of Other Matters to be Acted Upon – Adoption of New Stock Option Plan" below.

The following table sets out all option-based awards outstanding to directors who are not also Named Executive Officers as at the end of the last financial year, including awards granted before the most recently completed financial year:

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money Options (1) ($)	Number of Shares or Units of Shares that have not Vested (2) (#)	Market or Payout Value of Share-based Awards that have not Vested (2) ($)
Robin Merrifield	75,000	0.50	April 16, 2012	25,000	N/A	N/A
	100,000	0.12	February 12, 2014
Sargent H. Berner	160,000	0.50	April 16, 2012	25,000	N/A	N/A
	100,000	0.12	February 12, 2014
Gerald M. Feldman	400,000	0.38	March 4, 2016	Nil	N/A	N/A
Ferdinand Holcapek	100,000	0.53	January 29, 2012	25,000	N/A	N/A
	175,000	0.50	April 18, 2012
	100,000	0.12	February 12, 2014

(1)

This amount is calculated based on the difference between the market value of the shares underlying the options at March 31, 2011, the end of the most recently completed financial year, which was $0.37, and the exercise price of the options.

(2)

The Company does not have incentive plan awards in place other than option-based awards.

Incentive Plan Awards - Value Vested Or Earned During The Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended March 31, 2011 for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Name	Option-based Awards – Value Vested During the Year(1)(2)(3) ($)	Share-based Awards – Value Vested During the Year(3) ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year (3) ($)
Sargent H. Berner	122,984	N/A	N/A
Ferdinand Holcapek	122,984	N/A	N/A
Gerald M. Feldman	122,984	N/A	N/A
Robin Merrifield	122,984	N/A	N/A
C. Douglas Lang(4)	Nil	N/A	N/A
Arthur G. Troup(5)	Nil	N/A	N/A

(1)

The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.

(2)

Under the terms of the Plan, all options vest upon the grant date.

(3)

The Company does not have incentive plan awards in place other than option-based awards.

(4)

Mr. Lang resigned from the Board on November 9, 2010.

(5)

Mr. Troup resigned from the Board on November 8, 2010.

Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a)) (#)
Plan Category(1)	(a)	(b)	(c)
Equity compensation plans approved by security holders(2)	9,906,500	$0.36	5,299,791
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	9,906,500	$0.36	5,299,791

(1)

The only "equity compensation plan" in place is the Plan.  See "Option Based Awards" above.

(2)

As at March 31, 2011.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at May 20, 2011, there was no indebtedness outstanding of any current or former director, executive officer or employee of the Company or its subsidiaries which is owing to the Company or its subsidiaries, or which indebtedness is owing to another entity and is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries, whether entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a director or executive officer of the Company, no proposed nominee for election as a director of the Company and no associate of such persons:

(i)

is, or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any of its subsidiaries; or

(ii)

is indebted to another entity, which indebtedness is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries, whether in relation to a securities purchase program or other program.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a director of the Company, and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company, and no associate or affiliate of such persons, has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries, except as follows:

Lang Mining Corporation is a private company controlled by Frank A. Lang, the Chairman of the Company, which has provided management services to the Company at a rate of $10,000 per month since November 1, 2006.  At December 31, 2008, the fees were terminated until the financial situation of the Company has stabilized and the provision of any future management fees is determined.

Frank A. Lang holds approximately 33% of the issued and outstanding shares of Casierra Diamond Corporation, incorporated in British Columbia, and its wholly-owned subsidiary company, Casierra Development Fund Inc., also incorporated in British Columbia, which held an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

In November 2007, the Company received regulatory approval to issue Frank A. Lang, a total of 411,764 shares as bonus shares in lieu of interest to that date in consideration of a loan agreement, for which Mr. Lang initially advanced $700,000 to the Company without interest or repayment terms.  The value of these shares was calculated at $140,000.  Pursuant to the terms of the loan agreement, the Company commenced paying interest to Mr. Lang on a per annum rate of six percent (6%).  Interest is payable quarterly commencing ninety (90) days from the date of regulatory approval, and interest payments will be payable every ninety (90) days thereafter until the loan is repaid in full.  To March 31, 2010, Mr. Lang has been repaid $500,000 (March 31, 2009 - $500,000) of this interest-bearing loan.  The loan and accrued interest thereon may be prepaid by the Company in whole or in part at any time and from time to time, without penalty.

Mr. Lang has advanced an additional $720,000 to March 31, 2010, which has been advanced without interest or repayment terms.  All debt which was owing to Mr. Lang as at March 31, 2010 was unsecured.  During the year ended March 31, 2010, Mr. Lang also advanced $137,100 to the Company, with interest payable at 1% per month, with no specified terms of repayment.  Of these advances, $201,900 was applied to the private placement which closed subsequent to March 31, 2010.

All amounts owing to Mr. Lang, including all accrued and unpaid interest on such amounts, were repaid in full on January 24, 2011.

APPOINTMENT OF AUDITORS

Morgan & Company, Chartered Accountants, of Suite 1488, 700 West Georgia Street, Vancouver, British Columbia is the auditors of the Company.  Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Morgan & Company, Chartered Accountants as the auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the directors.

AUDIT COMMITTEE

The Audit Committee Charter

Mandate

The primary function of the Company's audit committee (the "Audit Committee") is to assist the Board in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes.  Consistent with this function, the Audit Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels.  The Audit Committee's primary duties and responsibilities are to:

•

Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.

•

Review and appraise the performance of the Company's external auditors.

•

Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board.

Composition

The Audit Committee shall be comprised of three directors as determined by the Board, the majority of whom shall be free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee.

At least one member of the Audit Committee shall have accounting or related financial management expertise.  All members of the Audit Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices.  For the purposes of the Audit Committee Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Audit Committee shall be elected by the Board at its first meeting following the annual shareholders' meeting.  Unless a Chair is elected by the full Board, the members of the Audit Committee may designate a Chair by a majority vote of the full Audit Committee membership.

Meetings

The Audit Committee shall meet a least twice annually, or more frequently as circumstances dictate.  As part of its job to foster open communication, the Audit Committee will meet at least annually with the CFO and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Audit Committee shall:

Documents/Reports Review

(a)

Review and update this Charter annually.

(b)

Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a)

Review annually, the performance of the external auditors who shall be ultimately accountable to the Board and the Audit Committee as representatives of the shareholders of the Company.

(b)

Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c)

Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)

Take, or recommend that the full Board take, appropriate action to oversee the independence of the external auditors.

(e)

Recommend to the Board the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f)

At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g)

Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h)

Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i)

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors.  The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.

the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii.

such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii.

such services are promptly brought to the attention of the Audit Committee by the Company and approved prior to the completion of the audit by the Audit Committee or by one or more members of the Audit Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Audit Committee.

Provided the pre-approval of the non-audit services is presented to the Audit Committee's first scheduled meeting following such approval such authority may be delegated by the Audit Committee to one or more independent members of the Audit Committee.

Financial Reporting Processes

(a)

In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b)

Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c)

Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d)

Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e)

Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)

Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g)

Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h)

Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i)

Review certification process.

(j)

Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Audit Committee:

Robin M. Merrifield	Independent(1)	Financially Literate (1)
Sargent H. Berner	Independent (1)	Financially Literate (1)
Gerald M. Feldman	Independent(1)	Financially Literate(1)

 (1)

As defined by National Instrument 52-110 ("NI 52-110").

Relevant Education and Experience

The education and experience of each member of the Audit Committee relevant to the performance of his responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with:

1.

an understanding of the accounting principles used by the Company to prepare its financial statements;

2.

the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

3.

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more persons engaged in such activities; and

4.

an understanding of internal controls and procedures for financial reporting,

are as follows:

Name of Member	Education	Experience
Robin M. Merrifield	Chartered Accountant (1969) South Africa CTA (1964) University of Cape Town

From July 2006 to date, Mr. Merrifield has been the Executive Vice President of Uranium One Inc., a publicly-traded company listed on the TSX, and from July 2006 to May 2010 was also the CFO of such company.  From 1997 to 2001, he was Vice President, Finance of Kumtor Operating Company, operators of the Kumtor gold project, a subsidiary of Cameco Corporation.

Sargent H. Berner	B.A. (1963) University of British Columbia LL.B. (1966) University of British Columbia Master of Laws (1967) London School of Economics

From 1968 to 1976, Mr. Berner served as a full-time assistant and Associate Professor of the Faculty of Law at the University of British Columbia and practiced corporate, securities and natural resources law as an associate and/or partner at the Vancouver law firm of DuMoulin Black LLP from 1976 to 2006.  Mr. Berner also serves as a director and member of the audit committee of a number of other public companies.

Gerald M. Feldman	Chartered Accountant (1985) Canada

Mr. Feldman is the Chief Financial Officer of Pinetree Capital Ltd., a venture capital firm, Mega Uranium Ltd., a uranium exploration corporation, and Brownstone Energy Inc., a corporation involved in oil and gas exploration.  Mr. Feldman is a chartered accountant, and currently is also a partner of DNTW Chartered Accountants LLP.  Previously, Mr. Feldman was a Partner in a number of accounting firms.  From 1994 to December 2007 and December 2009 to February 2011, he was a partner at Feldman & Associates LLP, Chartered Accountants; and from December 2007 to December 2009, he was a partner at Schwartz Levitsky Feldman Chartered Accountants LLP.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of  non-audit services as described above under the heading "External Auditors".

External Auditors Service Fees (By Category)

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services.

	Years ended March 31,
Services	2011 ($)(3)	2010 ($)
Audit Fees	47,200	41,000
Audit-Related Fee(1)	6,426	2,203
Tax Fees	6,552	--
All Other Fees(2)	644	656
Total fees	60,822	43,859

(1)

Audit-Related Fee includes services that are traditionally performed by the auditor.  These audit-related services include review of SEC documentation and audit services not required by legislation or regulation.

(2)

Canadian Public Accounting Board Fees.

(3)

As the audit for the financial year ended March 31, 2011 has not been completed, such amounts are estimated.

Exemption in Section 6.1 of NI 52-110

The Company is relying on the exemption in Section 6.1 of NI 52-110 from the requirement of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations).

CORPORATE GOVERNANCE DISCLOSURE

A summary of the responsibilities and activities and the membership of each committee of the Board is set out below.

National Policy 58-201 establishes corporate governance guidelines which apply to all public companies.  The Company has reviewed its own corporate governance practices in light of these guidelines.  In certain cases, the Company's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted.  National Instrument 58-101 mandates disclosure of corporate governance practices which disclosure is set out below.

Independence of Members of Board

The Board currently consists of six (6) directors, three (3) of whom are independent based upon the tests for independence set forth in NI 52-110.  Robin M. Merrifield, Sargent H. Berner and Gerald M. Feldman are independent.  Michael E. O'Connor is not independent as he is the President and CEO of the Company.  Frank A. Lang is not independent as he is the former President and CEO of the Company.  Ferdinand Holcapek is not independent as he receives consulting fees from the Company and is the Sole Administrator and Director General of the Company's wholly-owned subsidiary.

Management Supervision by Board

The size of the Company is such that all the Company's operations are conducted by a small management team which is also represented on the Board.  The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing and supervising the operations of the Company and have regular and full access to management.  The independent directors are, however, able to meet at any time without any members of management including the non-independent directors being present.  Further supervision is performed through the Audit Committee who meets with and has access to the Company's auditors without the requirement for involvement by the Chief Financial Officer.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in Schedule "A" attached to this Information Circular.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

1.

 information respecting the functioning of the Board, committees and copies of the Company's corporate governance policies;

2.

access to recent, publicly filed documents of the Company;

3.

access to management ; and

4.

information regarding .

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management's assistance; and to attend related industry seminars and visit the Company's operations.  Board members have full access to the Company's records.

Ethical Business Conduct

The Board has adopted a Code of Conduct (the "Code") that is currently under revision and will be posted on its website at www.creamminerals.com and under the Company's profile at www.sedar.com.  The Board has instructed its management to abide by the Code and to bring any breaches of the Code to the attention of the Board or the Corporate Governance and Compensation Committee.  The Corporate Governance and Compensation Committee also conducts an annual review of the performance of Company personnel under the Code with a view to making any required changes in Company practice or policy to enhance compliance with the Code.  The Board keeps a record of departures from the Code and waivers requested and granted and confirms that no material change reports have been filed by the Company since the beginning of the Company's most recently completed financial year pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

The Board requires that directors and executive officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material or if required to do so by corporate or securities law.

Nomination of Directors

The Compensation Committee has responsibility for identifying potential Board candidates.  The independent members of the Compensation Committee are Robin M. Merrifield, Sargent H. Berner and Gerald M. Feldman.  The Compensation Committee assess potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.  Members of the Board and representatives of the mineral exploration industry are consulted for possible candidates.  The Compensation Committee is cognisant of the need for additional independent directors and the Company is actively seeking qualified candidates.

Compensation of Directors and the CEO

The Compensation Committee has responsibility for determining compensation for the directors and senior management.

To determine compensation payable, the Compensation Committee reviews compensation paid for directors and CEOs of companies of similar size and stage of development in the mining industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company.  In setting the compensation, the Compensation Committee annually reviews the performance of the CEO in light of the Company's objectives and considers other factors that may have impacted the success of the Company in achieving its objectives.

Assessments

The Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted.  To assist in its review, the Board conducts informal surveys of its directors, receives an annual report from the Compensation Committee on its assessment of the functioning of the Board and reports from each of the Compensation Committee and Audit Committee respecting its own effectiveness.  As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

In the fourth quarter of 2010 and the first quarter of 2011, the Audit Committee and the Compensation Committee engaged in extensive reviews of the Board, its committees, and evaluated the number of members of the Board and of its committees.  These committees also reviewed the Company's Articles, its current Plan for the granting of incentive stock options, and considered the advisability of adopting a shareholder rights plan.  The Audit Committee and the Compensation Committee discussed with the Board the results of these reviews, and made the following recommendations:  that the number of members of the Board be set at seven; that all committees of the Board have three independent members; and that the number of independent directors on the Board be increased.  In addition, the recommendation was made to revise the Company's Articles and adopt the New Plan and the Shareholder Rights Plan.  See "Particulars of Other Matters to be Acted Upon" below for further details.

Compensation Committee

The Compensation Committee is responsible for reviewing all overall compensation strategy, objectives and policies; annually reviewing and assessing the performance of the executive officers; recommending to the Board the compensation of the executive officers; reviewing executive appointments; and recommending the adequacy and form of directors' compensation.

For information relating to the Compensation Committee's report on executive compensation, see "Report on Executive Compensation" above.  This Committee meets at least once annually.  Currently, the members are Robin M. Merrifield and Sargent H. Berner, each of whom is an unrelated director.

Nomination and Assessment

The Board determines new nominees to the Board, although a formal process has not been adopted.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President and CEO.  The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.  Management is expected to execute the Company's business plan and to meet performance goals and objectives.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

1.

Adoption of New Stock Option Plan

The Board has approved the adoption of the New Plan, subject to regulatory approval and approval by the Shareholders at the Meeting.  The New Plan will continue to have the following principal terms which are found in the current Plan:

1.

the purpose of the New Plan is to allow the Company to continue to grant options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Company.  The granting of such options is intended to align the interests of such persons with that of the shareholders;

2.

the exercise price of options must be no less than the closing market price of the Company's shares prevailing on the day that the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the Exchange;

3.

the total number of shares issuable pursuant to the Plan shall not exceed 10% of the outstanding Shares from time to time;

4.

the number of shares reserved for issuance, within a one-year period, to any one Optionee shall not exceed 5% of the outstanding shares at the time of grant;

5.

the aggregate number of shares reserved for issuance, within a one-year period to any one consultant of the Company may not exceed 2% of the outstanding shares at the time of grant;

6.

the aggregate number of shares reserved for issuance, within a one-year period to persons employed to provide investor relations activities may not exceed 2% of the outstanding shares at the time of the grant;

7.

the maximum number of shares reserved for issuance pursuant to Options granted to insiders of the Company at any time may not exceed 10% of the number of outstanding shares at the time of the grant;

8.

the options granted will have a maximum term of 10 years from the date of grant;

9.

options are non-assignable and non-transferable; and

10.

if an Optionee ceases to be employed by or ceases to act as a director or officer of the Company or a subsidiary of the Company, any option held by such Optionee may be exercised within 90 days (or 30 days in the case of an Optionee engaged in investor relations activities) after the date such Optionee ceases to be employed by the Company or ceases to act as a director or officer, as the case may be.

The New Plan, however, will include a number of features not previously included in the existing Plan, including certain features that allow the New Plan to conform to and be consistent with Exchange policies.  Additional material terms of the New Plan are as follows:

(a)

In accordance with good corporate governance practices and as recommended by National Policy 51-201 Disclosure Standards, the Company imposes black-out periods restricting the trading of its securities by directors, officers, employees and consultants during periods surrounding the release of annual and interim financial statements and at other times when deemed necessary by management and the Board.  In order to ensure that Optionees are not prejudiced by the imposition of such black-out periods, the New Plan includes a provision to the effect that any outstanding options with an expiry date that falls during a management imposed black-out period or within five days thereafter will be automatically extended to a date that is ten trading days following the end of the black-out period.

(b)

The New Plan provides that if a change of control (as defined therein) occurs, or if the Company is subject to a take-over bid, all shares subject to stock options shall immediately become vested and may thereupon be exercised in whole or in part by the Optionees.  The Board may also accelerate the expiry date of outstanding stock options in connection with a take-over bid.

(c)

The New Plan contains a provision that, if pursuant to the operation of the plan's adjustment provisions, in respect of options granted under the New Plan (the "Subject Options"), an optionee receives options to purchase securities of another company (the "New Company"), such new options shall expire on the earlier of:  (i) the expiry date of the Subject Options; (ii) if the optionee does not become an eligible person in respect of the New Company, the date that the Subject Options expire pursuant to the applicable provisions of the New Plan relating to expiration of options in cases of death, disability or termination of employment discussed in the preceding paragraph above (the "Termination Provisions"); (iii) if the optionee becomes an eligible person in respect of the New Company, the date that such new options expire pursuant to the terms of the New Company's stock option plan that correspond to the Termination Provisions; and (iv) the date that is one (1) year after the Optionee ceases to be an eligible person in respect of the New Company or such shorter period as determined by the Board.

(d)

Certain definitions in the New Plan, related to the Eligible Persons who may be granted options under the New Plan, have been changed to be consistent with the definitions in and requirements of Exchange policies.

(e)

The New Plan allows the Board to impose vesting provisions and provides that, unless otherwise specified at the time of grant, all options shall vest and become exercisable in full immediately upon grant of such options.  However, as required by the polices of the Exchange, options granted to Optionees performing Investor Relations Activities must vest in stages over 12 months with no more than ¼ of such options vesting in any three month period.

All existing and outstanding options will count against the number of shares reserved for issuance under the New Plan as long as such options remain outstanding.  Upon implementation of the New Plan, all existing options will forthwith be governed by the New Plan, to the extent possible.

The full text of the New Plan is available for viewing up to the date of the Meeting at the Company's offices at Suite 1400, 570 Granville Street, Vancouver, British Columbia, and will also be available for review at the Meeting.

At the Meeting, Shareholders will be asked to pass an ordinary resolution in the following form:

"IT IS RESOLVED as an ordinary resolution that, the New Plan (as defined and described in the Company's Information Circular dated May 20, 2011) pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares of the Company at the time of grant, with a maximum of 5% of the Company's issued and outstanding common shares being reserved to any one person on a yearly basis, be and is hereby authorized, confirmed and approved, subject to regulatory approval."

In order to adopt the New Plan, the resolution adopting the New Plan must be approved by a simple majority of the votes cast on the resolution by shareholders present in person or represented by proxy at the Meeting.

Recommendation of the Directors

The Board has reviewed the proposed resolution and concluded that it fair and reasonable to the shareholders and in the best interests of the Company.

The Board recommends that shareholders vote in favour of the resolution to approve the New Plan for the Company.

2.

Shareholder Rights Plan

The following is only a summary of certain provisions of the Shareholder Rights Plan and is qualified in its entirety be the provisions of the Shareholder Rights Plan Agreement.  Defined terms used in this section and not defined herein have the meaning ascribed to them in the Shareholder Rights Plan Agreement.  A shareholder or other interested party may obtain a copy of the Shareholder Rights Plan Agreement by contacting the Corporate Secretary of the Company at Suite 1400 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1.

Effective May 24, 2011, the Board adopted a Shareholder Rights Plan (the "Rights Plan").  The Rights Plan has been implemented by way of a shareholder rights plan agreement (the "Rights Plan Agreement") dated as of May 24, 2011 between the Company and Computershare Investor Services Inc., as rights agent.  The Board adopted the Rights Plan to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any take-over bid or similar offer for all or a portion of the outstanding common shares of the Company.

At the Meeting, shareholders of the Company will be asked to consider and, if thought advisable, to ratify, confirm and approve by means of an ordinary resolution, the Rights Plan Agreement.  Approval of the Rights Plan Agreement by the shareholders of the Company is required by the terms of the Rights Plan Agreement and by the Exchange.

Recommendation of the Board

The Board has determined that the Rights Plan Agreement continues to be in the best interests of the Company and its shareholders.  The Board recommends that shareholders vote for the resolution approving, confirming and ratifying the Rights Plan Agreement and authorizing the issuance of Rights pursuant thereto. Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR such resolution.

Background to the Rights Plan Agreement

The Rights Plan Agreement has been designed to protect shareholders form unfair, abusive or coercive take-over strategies including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control.  The Rights Plan Agreement was adopted to provide the Board with sufficient time, in the event of a public take-over bid or tender offer for the common shares of the Company, to pursue alternatives which could enhance shareholder value.  These alternatives could involve the review of other take-over bids or offers from other interested parties to provide shareholders desiring to sell the Company's common shares with the best opportunity to realize the maximum sale price for their common shares.  In addition, with sufficient time, the Board would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganizations or restructuring.  The directors need time in order to have any real ability to consider these alternatives.

Potential Advantages of the Rights Plan Agreement

The Board believes that under the current rules relating to take-over bids and tender offers in Canada there is not sufficient time for the directors to explore and develop alternatives for the shareholders such as possible higher offers or corporate reorganizations or restructurings that could maximize shareholder value.  Under current rules, a take-over bid must remain open in Canada for a minimum of 35 days.  Accordingly, the directors believe the Rights Plan Agreement continues to be an appropriate mechanism to ensure that they will be able to discharge their responsibility to assist shareholders in responding to a take-over bid or tender offer.

In addition, the Board believes that the Rights Plan Agreement will encourage persons seeking to acquire control of the Company to do so by means of a public take-over bid or offer available to all shareholders.  The Rights Plan Agreement will deter acquisitions by means that deny some shareholders the opportunity to share in the premium that an acquirer is likely to pay upon an acquisition of control.  By motivating would-be  acquirers to make a public take-over bid or offer or to negotiate with the Board, shareholders will have the best opportunity of being assured that they will participate on an equal basis, regardless of the size of their holding, in any acquisition of control of the Company.

The Rights Plan Agreement is not intended to prevent a take-over or deter fair offers for securities of the Company.  The Board believes that the Rights Plan Agreement will not adversely limit the opportunity for shareholders to dispose of their common shares through a take-over bid or tender offer which provides fair value to all shareholders.  The directors will continue to be bound to consider fully and fairly any bona fide take-over bid or offer for common shares of the Company and to discharge that responsibility with a view to the best interests of the shareholders.

Potential Disadvantages of the Rights Plan Agreement

Because the Rights Plan Agreement may increase the price to be paid by an acquirer to obtain control of the Company and may discourage certain transactions, confirmation of the Rights Plan Agreement may reduce the likelihood of a take-over bid being made for the outstanding common shares of the Company.  Accordingly, the Rights Plan Agreement may deter some take-over bids that shareholders might wish to receive.

Term

Provided the Rights Plan Agreement is confirmed at the Meeting, the Rights Plan will remain in effect until termination of the annual meeting of shareholders of the Company in 2014 unless the term of the Rights Plan Agreement is terminated earlier.  The Rights Plan may be extended beyond 2014 by resolution of shareholders at such meeting.  If the Rights Plan Agreement is not confirmed at the Meeting, the Rights Plan will terminate at the conclusion of the Meeting.

Issue of Rights

One right (a "Right") has been issued by the Company pursuant to the Rights Plan Agreement in respect of each Common Share outstanding at 4:00 p.m. (Pacific Time) on May 24, 2011 (the "Record Time").  One Right will also be issued for each additional Common Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time (as defined in the Rights Plan Agreement).

Rights Exercise Privilege

The Rights will separate from the common shares to which they are attached and become exercisable at the time (the "Separation Time") which is 10 trading days following the date a person becomes an Acquiring Person (as defined below) or announces an intention to make a take-over bid that is not an acquisition pursuant to a take-over bid permitted by the Rights Plan (a "Permitted Bid").

Any transaction or event in which a person (an "Acquiring Person"), including associates and affiliates and others acting in concert, acquires (other than pursuant to an exemption available under the Rights Plan or a Permitted Bid) Beneficial Ownership (as defined in the Rights Plan Agreement) of 20% or more of the voting shares of the Company is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, will become void and the Rights (other than those held by the Acquiring Person) will permit the holder to purchase common shares at a 50% discount to their market price.  A person, or a group acting in concert, who is the beneficial owner of 20% or more of the outstanding common shares as of the Record Time is exempt from the dilutive effects of the Rights Plan.

The issuance of the Rights is not dilutive until the Rights separate from the underlying common shares and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which shareholders currently trade their common shares.

Certificates and Transferability

Prior to the close of business on the earlier of the Separation Time and the Expiration Time, the Rights will be evidenced by a legend imprinted on certificates for common shares issued after the Record Time. Rights are also attached to common shares outstanding at the Record Time, although share certificates issued prior to the Record Time will not bear such a legend. Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with the common shares and will not be exercisable or transferable separately from the common shares. From and after the Separation Time and prior to the Expiration Time, the Rights will become exercisable, will be evidenced by Rights certificates and will be transferable separately from the common shares.

Permitted Bid Requirements

The requirements of a Permitted Bid include the following:

(a)

the take-over bid must be made by means of a take-over bid circular;

(b)

the take-over bid is made to all holders of voting shares as registered on the books of the Company, other than the offeror for all of the voting shares held by them;

(c)

the take-over bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no voting shares will be taken up or paid for pursuant to the take-over bid prior to the close of business on the date which is not less than 60 days following the date of the take-over bid and only if at such date more than 50% of the voting shares held by independent shareholders shall have been deposited or tendered pursuant to the take-over bid and not withdrawn;

(d)

the take-over bid contains an irrevocable and unqualified provision that, unless the take-over bid is withdrawn, voting shares may be deposited pursuant to such take-over bid at any time during the period of time between the date of the take-over bid and the date on which voting shares may be taken up and paid for and that any voting shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

(e)

the take-over bid contains an irrevocable and unqualified provision that if, on the date on which voting shares may be taken up and paid for, more than 50% of the voting shares held by independent shareholders shall have been deposited pursuant to the take-over bid and not withdrawn, the offeror will make a public announcement of that fact and the take-over bid will remain open for deposits and tenders of voting shares for not less than ten business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it must expire prior to the expiry of that Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days in accordance with applicable securities legislation.

Waiver and Redemption

If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board to make a take-over bid by way of a take-over bid circular sent to all holders of voting shares on terms which the Board considers fair to all shareholders.  In such circumstances, the Board may waive the application of the Rights Plan thereby allowing such bid to proceed without dilution to the offeror. Any waiver of the application of the Rights Plan in respect of a particular take-over bid shall also constitute a waiver of any other take-over bid which is made by means of a take-over bid circular to all holders of voting shares while the initial take-over bid is outstanding.  The Board may also waive the application of the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Company at the time of the granting of the waiver by the Board.  With the prior consent of the holders of voting shares, the Board may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of voting shares otherwise than pursuant to a take-over made by means of a take-over bid circular to holders of voting shares, waive the application of the Rights Plan to such Flip-in Event.

The Board may, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a take-over bid in respect of which the Board has waived the application of the Rights Plan.

Board of Directors

The adoption of the Rights Plan will not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Company.  The Board, when a take-over bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.  It is not the intention of the Board to secure the continuance of existing directors or officers to avoid an acquisition of control of the Company in a transaction that is fair and in the best interests of the Company and its shareholders, or to avoid the fiduciary duties of the Board or of any director.  The proxy mechanism of the Business Corporations Act (British Columbia) is not affected by the Rights Plan Agreement, and a shareholder may use his, her or its statutory rights to promote a change in the management or direction of the Company, including the right of shareholders holding not less than 5% of the outstanding common shares to requisition the Board to call a meeting of shareholders.

Amendment

The Company may, prior to the date of the Meeting, without the approval of the holders of Rights or common shares, supplement or amend the Rights Plan Agreement and may, after the date of the Meeting (provided the Rights Plan Agreement is ratified, confirmed and approved by shareholders at the Meeting) with the prior approval of shareholders (or the holders of Rights if the Separation Time has occurred), supplement, amend, vary or delete any of the provisions of the Rights Plan Agreement.  The Company may make amendments to the Rights Plan Agreement at any time to correct any clerical or typographical error or, subject to confirmation at the next meeting of shareholders, make amendments which are required to maintain the validity of the Rights Plan Agreement due to changes in any applicable legislation, rules or regulations.

Existing Charter Provisions

The Notice of Articles and Articles of the Company do not contain any provisions intended by the Company to have, or, to the knowledge of the Board having, an anti-takeover effect.  However, the power of the Board to issue additional common shares could be used to dilute the share ownership of person seeking to obtain control of the Company.

Voting Requirements

The Rights Plan Agreement provides that it must be ratified by shareholders of the Company not later than November 24, 2011.  The Exchange also requires that such ratification be obtained. The Rights Plan Agreement must be ratified by a majority of the votes cast on the resolution by shareholders present in person or represented by proxy at the Meeting, without giving effect to any votes cast by: (i) any shareholder that, directly or indirectly, on its own or in concert with others holds or exercises control over more than 20% of the outstanding common shares, and (ii) the associates, affiliates and insiders of such shareholders. Management of the Company is not aware of any shareholder who will be ineligible to vote on the confirmation of the Rights Plan Agreement at the Meeting.

Text of Ordinary Resolution to Approve of Rights Plan

The ordinary resolution which the shareholders will be asked to approve at the Meeting is as follows:

"UPON MOTION IT IS RESOLVED that:

1.

the Shareholder Rights Plan Agreement dated as of May 24, 2011 between the Company and Computershare Investor Services Inc. be and is hereby ratified, confirmed and approved, and the Company is authorized to issue rights pursuant thereto;

2.

the actions of the directors and officers of the Company in executing and delivering the Shareholder Rights Plan Agreement be and the same are hereby ratified, confirmed, approved and authorized; and

3.

any one director or officer of the Company be and is hereby authorized to execute and deliver on behalf of the Company all such documents and instruments and to do all such other acts and things as in his or her opinion may be necessary or desirable in connection with the Shareholder Right Plan Agreement."

3.

Adoption of New Articles

The Business Corporations Act (the "BCBCA") was adopted in British Columbia and replaced the Company Act (British Columbia) (the "Former Act") in 2004.  The BCBCA adopted many provisions similar to those contained in corporate legislation elsewhere in Canada.  The BCBCA also uses different forms and terminology from the Former Act, for example, what was formerly the "Memorandum" of the Company is now the "Notice of Articles".  The Company has taken steps to bring its charter documents into conformity with the BCBCA and accordingly has adopted and filed with the Registrar of Companies a Notice of Articles removing certain provisions, known as "Pre-Existing Company Provisions", which were effectively added to the Notice of Articles of every British Columbia company that pre-existed the BCBCA by the regulations thereunder.

The Company is seeking shareholder approval to adopt a new form of articles ("Articles") to replace the Company's existing articles, with a view to updating some of the terminology therein as well as incorporating some of the more flexible provisions of the BCBCA which were not previously available to the Company under the Former Act.  The directors believe that adopting the Articles will enable the Company to be more efficient, flexible and cost-effective and will bring the Company's charter documents in line with charter documents of companies in British Columbia and jurisdictions elsewhere in Canada.

In order to adopt the Articles, the resolution approving the Articles must be passed as a special resolution of not less than two-thirds (2/3) of the votes cast on the resolution by the shareholders present in person or represented by proxy at the Meeting.  Management believes the major changes from the existing articles are:

1.

certain changes to the Notice of Articles, Articles and share structure may be able to be made by directors' resolution or ordinary resolution of the Company's shareholders, in each case as determined by the directors.  A more detailed description of this changes is provided below;

2.

the directors may, by directors' resolution, approve a change of name of the Company without the necessity for shareholder approval;

3.

shareholder meetings may be held by electronic means;

4.

the quorum for shareholder meetings is changed from two shareholders or proxyholders present to one shareholder present in person or represented by proxy;

5.

shareholder meetings may, if authorized by directors' resolution, be held in jurisdictions outside British Columbia; and

6.

the Chairman of a directors' meeting does not have a casting vote, in the event of an equality of votes.

Changes to Notice of Articles, Articles and Share Structure

If the special resolution adopting the New Articles is passed by shareholders, the Company may alter its Notice of Articles, Articles and share structure in the following manner:

1.

by directors' resolution or ordinary resolution of the shareholders of the Company, in each case as determined by the directors,

(a)

create one or more classes or series of shares and, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares and alter the identifying name of any of its shares;

(b)

establish, increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares;

(c)

if the Company is authorized to issue shares of a class of shares with par value, decrease the par value of those shares or, if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(d)

change all or any of its unissued shares with par value into shares without par value or vice verse or change all or any of its fully paid issued shares with par value into shares without par value;

(e)

create, attach, vary or delete special rights or restrictions for the shares of any class or series of shares, if none of those shares have been issued;

(f)

subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(g)

authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to the Articles are solely within the directors' powers, control or authority; and

(h)

alter the identifying name of any of its shares.

2.

if the BCBCA does not specify the type of resolution and the Articles do not specify another type of resolution, by ordinary resolution of the shareholders otherwise alter its shares or authorized share structure and, if applicable, alter its Notice of Articles and, if applicable, alter its Articles accordingly.

Copies of the proposed Articles are available for viewing up to the date of the Meeting at the Company's offices at Suite 1400, 570 Granville Street, Vancouver, British Columbia, V6C 3P1, and at the Meeting. In addition, a copy of the proposed Articles will be mailed, free of charge to any shareholder who requests a copy, in writing, from the Company before the Meeting.

Accordingly, at the Meeting, the shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

"BE IT RESOLVED, AS A SPECIAL RESOLUTION, that:

(a)

the existing articles of the Company be deleted in their entirety and the new Articles, as more particularly described in the Company's Information Circular dated May 20, 2011 and tabled at this Meeting, be adopted in substitution for the existing articles of the Company;

(b)

the alterations to the Company's articles shall have effect upon the date of the deposit of this resolution in the Company's minute book at the records office of the Company;

(c)

any director or officer of the Company be authorized to execute and file such documents and take such further action, including any filings with the Registrar of Companies, that may be necessary to effect the amendment; and

(d)

the board of directors of the Company be hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the shareholders."

Unless such authority is withheld, the persons named in the enclosed form of proxy intend to vote for the adoption of the new Articles.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com.  Shareholders may contact the Company at 604-687-4622 to request copies of the Company's financial statements and related MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year, which are filed on SEDAR and available at www.sedar.com.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 20th day of May, 2011.

APPROVED BY THE BOARD OF DIRECTORS

"Michael E. O'Connor"

MICHAEL E. O'CONNOR
President, CEO and Director

Schedule "A"

The participation of the directors of the Company in other reporting issuers is as follows:

Name of Director	Name of Reporting Issuer
Frank A. Lang	Acrex Ventures Ltd. Jaxon Minerals Inc. Naina Capital Corp. Numine Resources Ltd. Sultan Minerals Inc.
Sargent H. Berner	Emgold Mining Corporation Olivut Resources Ltd. Sultan Minerals Inc. Titan Logix Corp. ValGold Resources Ltd.
Michael E. O'Connor	N/A
Ferdinand Holcapek	N/A
Robin M. Merrifield	Sultan Minerals Inc. Acrex Ventures Ltd.
Gerald M. Feldman	Pinetree Capital Ltd. Quetzal Energy Ltd. Waymar Resources Ltd. Fiber Optic Systems Technology, Inc. Latin American Minerals Inc.
Ronald Lang	N/A
Christopher Hebb	N/A